



GGL RESOURCES CORP.

NEWS RELEASE

September 23, 2010

ANNUAL MEETING ELECTS FIVE DIRECTORS, PRIVATE PLACEMENT CLOSES

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Resources Corp. (TSX-V-GGL) ("GGL") is pleased to announce that the shareholders approved the election of directors at the Annual and Special General Meeting ("AGM") of the Company in Vancouver, BC on September 16, 2010.

Returning directors are Nick DeMare, Graham Eacott, Raymond A. Hrkac, William Meyer and Wayne Spilsbury.

Shareholders also voted in favor of the appointment of D+H Group LLP as auditors of the Company for the ensuing year and approved the annual ratification of the Company's 10% rolling stock option plan.

At a directors' meeting held subsequent to the AGM, Mr. R. Hrkac was appointed President and CEO and Mr. N. DeMare was appointed Secretary and CFO.

Private Placement

GGL closed its non-brokered private placement originally announced on September 1, 2010. 3,000,000 units at a price of $0.05 per unit were placed for gross proceeds of $150,000. Each unit consists of one common share and one non-transferable warrant. Each warrant will entitle the holder to purchase one common share until September 17, 2012 at $0.10 per share, subject to an Acceleration Event. The securities have a hold period until January 18, 2011.

If GGL's common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, GGL may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given ("Acceleration Event").

The proceeds from the sale of the units will be used for exploration work and for general corporate purposes.

GGL RESOURCES CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please phone: (604) 688-0546 Email: info@gglresourcescorp.com. For more information, please check our web site at www.gglresourcescorp.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.